Shuttle Pharmaceuticals Holdings, Inc.

One Research Court, Suite 450

Rockville, MD 20850

April 25, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Amendment to the Draft Registration Statement on Form S-1
Submitted February 11, 2022
CIK No. 0001757499

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2022, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted confidentially to the Commission on February 11, 2022 (the “2022 Filing”).

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Amendment No. 1 to Draft Registration Statement Submitted February 11, 2022

Summary Financial Information, page 12

1.	Please revise the financial information presented here to also include loss per share calculations.

We have revised the Summary Financial Information table on page 12 to indicate that loss per share, basic and diluted, is $0.08 for fiscal year 2021 and $0.09 for 2020.

Research and Development-Net of contract expense reimbursements, page 44

2.	Please revise to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

We have updated the disclosure to state that, at the present stage of the Company’s development, Shuttle considers nearly all activities to be research and development. Therefore, historically costs not specifically allocated to funded research projects are allocated to new project development and NIH-funded projects that no longer receive funding but have continuing collaborations and discoveries. We have provided a breakdown of where expenses were used on page 44 under Management’s Discussion and Analysis of Financial Condition including the following:

1.	Shuttle’s research and development expenses were approximately $1.4 million for the year ended December 31, 2020 and were approximately $1.5 million for the year ended December 31, 2021.
2.	In 2021, 55% of research and development expenses were for compensation and 35% of such expenses were for subcontractors.
3.	In 2020, 55% of research and development expenses were for compensation and 25% of such expenses were for subcontractors.
4.	In 2021, 56% of total research and development expenses were paid for by the NIH Topic 345 Contract, with 44% funded by Shuttle.

Financial Statements

Note 2- Summary of Significant Accounting Policies

Fair Value of Financial Statements, page F-10

3.	We note your disclosures stating, “In drawing its conclusions, management considered various relevant factors, including the work of an independent third-party valuation firm engaged to provide a valuation analysis as of June 30, 2019, which indicated a valuation of $12.61 per common share. Management ultimately determined, and the valuation firm concurred, that the Market Approach method was the most appropriate valuation methodology under the circumstances.” Please tell us your reliance on a third-party and how you considered filing a written consent of this entity as an exhibit to your registration statement. Refer to Rule 436 and Section 7 of the Securities Act and Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at https://www.sec.gov/corpfin/securities-actsections.

We have removed the reference to the third-party valuation firm and related valuation analysis from Note 2 of our financial statements. The valuation performed by the third-party valuation firm was solely for the Company’s internal purposes and was primarily used to assist the Company’s management in determining the price at which it would initially sell our shares of common stock in our private placement of securities carried out in 2018 and 2019. The previous assessment of the third-party valuation firm, however, has no bearing on our financial statements and no bearing on the Company’s present valuation in connection with this offering. As such, any consent by the third-party valuation firm is not necessary for purposes of this registration statement.

Note 8- Stockholders’ Equity

Equity Incentive Plan, page F-17

4.	We note your disclosure stating that your 2018 Equity Incentive Plan provides for equity incentives to be granted to your employees, executive officers, or directors and to key advisers and consultants, which may be in the form of stock options, restricted stock awards, other stock based awards, or any combination of the foregoing. As it relates to the 773,453 shares granted under your 2018 equity Incentive Plan, please expand your disclosure to include all of the information required by ASC 718-10-50-2, as applicable to you.

We have expanded the disclosure to include all of the information required by ASC 718-10-50-2, as applicable.

Amendment to Form S-1 filed February 11, 2022

Cover Page

5.	We note your response to comment 1 indicating that you are not registering any shares for resale. However, your registration statement references 500,000 shares being sold by your selling shareholders. Please revise your fee table to include the shares being offered by your selling shareholders and file the fee table as an exhibit to your registration statement. Please see Item 601(b)(107) of Regulation SK. Additionally, we note your cover page indicates your intention to offer securities on a delayed and continuous basis. Given that you are conducting a firm commitment offering, please explain why you have indicated that you are relying on Rule 415.

We have added the additional disclosure to the fee table concerning the stockholders who will be selling their shares in the offering and have included their shares as a separate line item in the fee table, which fee table will be filed as Exhibit 107 when we file the registration statement publicly with the SEC. In addition, as the offering is a firm commitment offering, we are not relying on Rule 415 to offer the securities on a delayed and continuous basis. That item was checked in error in the draft registration statement and has since been corrected.

As to the filing fee table required pursuant to Item 601(b)(107) of Regulation S-K, we have added Exhibit 107 to the Exhibit Index. However, as we do not yet know the number of shares being registered, we have indicated we will file this exhibit in the next filing once it has been determined how many shares are being registered and at what offering price.

Prospectus Summary, page 1

6.	Please revise your summary to present a balanced view of your company and its current stage of development by focusing on the most material aspects of your company, eliminating the predictive assumptions and clearly stating that you have no FDA approved products, disclosing that you are several years away from applying for a new drug application, have never generated any product revenue and received an audit report that raised substantial doubt about your ability to continue as a going concern. For example:

●	Eliminate the description of your product candidates as “first-in-class.” The description applies to a product that has received FDA approval;
●	Remove your statement that you intend to follow the FDA’s fast-track development program for developing Ropidoxuridine as it is not appropriate to assume the required evidence of efficacy from trials that you have not yet conducted;
●	Remove statements predicting positive results and future partnerships, such as “Positive results from proof-of-concept studies will enable collaborative partnerships with other pharmaceutical companies for Phase III clinical trials”;
●	Ensure that you discuss the risks and obstacles you face in developing your product candidates with the same level of detail as you use to discuss the positive aspects of your operations.

In order to present a “balanced view of the company and its current stage of development” we have made the following edits to the registration statement: We have deleted predictive assumptions, we have included a statement that we have no FDA approved products and we have stated that we are years away applying for a new drug application, have never generated any product revenue and received an audit report that raised substantial doubt about our ability to continue as a going concern in the initial paragraph of the Prospectus Summary. In addition, the terms “first-in-class,” “fast-track development” and “predicting positive results and future partnerships” have been deleted, other than referencing certain other drugs that have achieved “first-in-class” designation and that Shuttle aims to achieve “first-in-class” if it obtains FDA approval on its drug candidates.

7.	Move the detailed scientific explanations of the mechanism of action of your candidates and discussions of clinical trial results to the Business section where the disclosure can be placed in the proper context.

We have deleted scientific explanations of the mechanism of action of our drug candidates and part of the discussions of the Phase I clinical trial results from the prospectus summary and have moved such discussion to the business section.

8.	We have reviewed your revisions in response to our prior comment 4 and reissue. There are still multiple numerous references to the safety and efficacy throughout your disclosure. Efficacy and safety are determinations that are solely within the authority of the FDA. You may present clinical trial end points and objective data resulting from trials without concluding efficacy, and you may state that your product candidates are well tolerated, if accurate. Please revise any statements referencing safety and efficacy throughout your document, including but not limited to the following:

●	on page 44, “The clinical development of Ropidoxuridine has shown drug safety, bioavailability and a maximum tolerated dose has been established for use in Phase II clinical trials.”
●	on page 48, “These results support the safety and potential efficacy in combination with radiation and provide the foundation for design of Phase Ib/II clinical trials in brain tumors and Phase II clinical trials in sarcomas or un-resectable pancreatic cancers, with all three disease sites being eligible for orphan disease designations.”
●	on page 49, “suggesting that a combination of SP-1-303 with an immune checkpoint blocker may enhance the therapeutic efficacy in hormone responsive breast cancer.”

References to safety and efficacy have been removed from the prospectus, except where we are generally describing the testing and FDA approval process and where we indicate that we will be testing to produce data to provide to the FDA to determine safety and efficacy. Clinical trial data remain in place.

9.	Please provide a textual discussion explaining the graphic appearing at the bottom of page 2. It appears to depict two product candidates and the potential disease indications you intend to develop the candidates to address but it is not clear what the arrows are intended to depict. Additionally, it does not indicate provide any indication of what remains to be done to develop the product candidate.

The figure legend has been expanded and the arrowheads have been removed.

10.	Please revise your disclosure to clarify whether you have filed an IND for your Phase I study of Extended Bio-availability Ropidoxurdine (IPdR/TPI) and, if accurate clarify that SP-1-161 and SP-1-303 are in pre-clinical stages of development.

We have revised the disclosure to state that an IND has not been filed for IPdR/TPI for use with proton therapy in gastrointestinal cancer. SP-1-161 and SP-1-303 are in pre-clinical stages of development. The descriptions have been amended to highlight this fact.

11.	We note your statement on page 4 indicating that you “intend to perform clinical studies to support the FDA’s efficacy and safety findings (IND-enabling studies) for the - IPdR/TPI combination...” Please explain your reference to the FDA’s efficacy and safety findings. If this is a reference to the approval to conduct a Phase I clinical trial, please delete the reference to the FDA’s efficacy and safety findings. The FDA continues to assess safety and efficacy throughout the entire development process and it is not appropriate to interpret FDA approval of your Phase I trial as an FDA finding related to safety and/or efficacy.

The first sentence of the paragraph has been amended to “We intend to perform clinical studies for development of IPdR/TPI in combination with proton RT.” See page 4 of the registration statement.

Development Strategy, page 6

12.	Please clarify the meaning of “CTEP,” and “MTD” and explain the significance of Temodar.

The Cancer Therapy Evaluation Program (CTEP) is the program within the National Cancer Institute at the National Institutes of Health that is designed to improve the lives of cancer patients by finding better ways to treat, control and cure cancer. The relevant sentence has been amended to include this definition. MTD is defined as the maximum tolerated dose in the first paragraph of page 3. Temodar (temozolamide) is a drug currently used to treat brain tumors. We have defined the terms in the prospectus where referenced.

Market Opportunity, page 6

13.	Please revise your table on page 6 to explain the significance of the asterisks and to explain the headers “RT Cases Annually” and “RT Cases (estimated).” Do the RT Cases estimated relate to a different time period? What is the basis for the estimate?

Table 1 has been amended by deleting the asterisks, referencing the American Cancer Society Facts and Figures 2020 publication and adjusting the estimates of RT cases for this subset of cancers, which estimates were prepared by internal expert physician employees of Shuttle Pharmaceuticals, Inc. utilizing published estimates of the following citation: Delaney G, Jacob S, Featherstone C and Barton M. “The role of radiotherapy in cancer treatment: estimating optimal utilization from a review of evidence-based clinical guidelines.” Cancer. 2005 Sep 15;104(6):1129-37. doi: 10.1002/cncr.21324.

Pre-IPO Bridge Financing, page 8

14.	Please explain the timing of your plan to use funds from this offering to repay two accredited investors, who will use such proceeds to exercise their warrants and sell their shares in this offering. It appears that the shares they are planning to sell in this offering will not be outstanding at the time of your offering.

The two accredited investors hold a total of $500,000 notes (the “Notes”) and also hold warrants to purchase a total of 500,000 shares (the “Warrant Shares”), exercisable at $1.00 per share. The intent of the Company is to allow the investors to exercise their Warrant Shares at the time of the offering, with their exercise to serve as cancellation of the debt owed by the Company to the investors under the Notes. At such time, 250,000 of the Warrant Shares will be sold into this offering through the underwriter, and the remaining 250,000 Warrant Shares will be registered for resale in a subsequent registration statement or otherwise made available for resale under Rule 144, as such exemption becomes available.

Business

Our Pipeline, page 48

15.	We note that your table indicates you have completed Phase I in your development of Ropidoxuridine. However, the description of your product candidate indicates that your Phase I clinical trial results provide the foundation for the design of Phase Ib/II clinical trials. Your pipeline table should depict when an entire phase of development has been completed, as opposed to one of multiple trials in a phase of development. Please tell us why you believe it is appropriate to indicate that you have completed Phase I testing when you are planning to conduct a Phase Ib/II trial.

According to the FDA definition “Researchers test an experimental drug or treatment in a small group of people for the first time. The researchers evaluate the treatment’s safety, determine a safe dosage range, and identify side effects.” We have completed the Phase I testing and a maximum tolerated dose (or MTD) was established in a clinical cohort of patients with advanced GI cancers. To treat patients with brain tumors, we propose to start the next phase of the clinical trials at a dose lower than the MTD for the first three patients and escalate to the MDT dose. This step reflects a cautious approach. Hence, we refer to this Phase II trial as Phase Ib/II.

16.	Please revise your table to clarify which product candidates Class II HDAC6 Selective, Class I - ER+ Targeting and Dual Functional Pan HDAC are and identify the indications you are seeking to treat with your candidates.

In response to the above comment, the HDAC identifications and the indications have been added to Figure 2.

17.	Please expand your business section to explain the Cell Lines and Cell Products and Patient Metabolite testing kit.

The expanded descriptions are included under the relevant SBIR contract descriptions on page 49 of the prospectus.

18.	We note your description of Ropidoxuridine discloses the results of fourteen of the eighteen participants in the study, please revise to describe the results of the other four participants.

Four of the 18 patients were not evaluable for tumor size measurement. A comment to this effect has been added to the disclosure.

Our Product Candidates, page 60

19.	We note your disclosure indicates you have received an SBIR contract from NIH to fund a Phase I trial with Brown University to determine the maximum tolerated dose in patients with advanced gastrointestinal cancers. This disclosure appears to be related to the Phase I trial that has been completed. Please revise to update your disclosure.

The IPdR disclosure of the NIH contract has been amended to include contract completion and report of results. See disclosures at pages 57, 61 as well as in the summary at page 4.

Strategic Agreements, page 60

20.	The significance of the identified strategic agreements is unclear. Please revise to your descriptions to provide additional information. For example:

●	With respect to the agreement with Georgetown, we note that Georgetown acted as a subcontractor for the work you conducted pursuant to two SBIR contracts. Please clarify whether the intellectual property you have the option to license is related to those subcontract agreements, including whether the intellectual property was developed by Georgetown in the course of conducting such work or if Georgetown University used it’s own previously developed intellectual property in performing the subcontracted work. If you develop candidates related to the African-American prostate cancer health disparities project or the metabolomic biomarker project, is such development dependent on intellectual property owned by Georgetown University?
●	With respect to the material transfer agreement with Georgetown University, please clarify whether your HDAC inhibitor platform technology is dependent on this agreement. If so, please describe the material terms of this agreement, including payment terms as well as your rights and obligations under the agreement.

Propagenix holds the license for the intellectual property for the CRC technology from Georgetown University. However, the intellectual property for cells derived from African-American patients under the Georgetown University subcontract belong to Shuttle Pharmaceuticals, Inc. based on Shuttle Pharma’s sub-licensing agreement with Propagenix. The metabolomic biomarker intellectual property belongs to Georgetown University and Shuttle Pharma has an exclusive option to negotiate a license for the technology. The material transfer agreement that protects Shuttle Pharmaceutical’s HDAC inhibitor intellectual property is with another university (George Washington University), transferring drugs for research purposes and shared authorship on publications. There is no transfer of money related to this agreement. Such descriptions have been added to the prospectus disclosure at page 61.

21.	Please describe all material provisions of your agreement with Propagenix, including identifying your product candidates that are dependent on the agreement, and quantifying any amounts paid, potential future milestone payments and royalty provisions.

The Propagenix, Inc. sublicensing agreement permits the use of conditional reprogramming (CRC) technology by Shuttle Pharmaceuticals, Inc. to establish and market up to 100 paired normal and tumor cell lines from prostate cancer patients. An up-front licensing fee of $25,000 was paid to Propagenix. There are no subsequent milestone or royalty payments. These descriptions have been added into the disclosures concerning the Propagenix license agreement at page 61.

The SBIR Program, page 63

22.	Please clarify the material terms of each of your SBIR contracts, including funding received to date, potential future funding and what you need to accomplish to qualify for the future funding. Additionally, clarify the ownership of any intellectual property developed during the course of the program. To the extent the NIH receives any rights to the intellectual property, please clarify.

All SBIR contracts have been completed. The final report for SBIR contract # 75N81018C00031 was due on March 28, 2022 and has been completed. At page 64 of the prospectus, we have added in descriptions of the material terms of the SBIR contracts and funding received to date, which is also summarized below.

SBIR contract # 261201400013C; funding for Phase I: $191,971 and Phase II: $1,428,117 for Clinical Development of IPdR for Radiosensitization, dates September 19, 2014 through August 3, 2017, Subcontract to Brown University/LifeSpan Rhode Island Hospital. No related intellectual property.

SBIR contracts # HHSN261201600038C; Phase I ($224,687) and # 261201800016C; Cell-Based Models for Prostate Cancer Health Disparity Research - Moonshot Project (Phase II), award amount $1,484,350, dates September 17, 2018 through September 16, 2021, Subcontract to Georgetown University, Intellectual property consists of cell cultures and is property of Shuttle Pharmaceuticals, Inc. via licensing agreement.

SBIR contracts #HHSN261201600027C ($299,502) and # 75N81018C00031; Predictive Biomarkers of Prostate Cancer Patient Sensitivity For Radiation Late Effects, award amount $1,903,015, dates September 16, 2019 through March 15, 2022. Subcontract to Georgetown University, Intellectual property owned by subcontractor Georgetown University with option to license to Shuttle Pharmaceuticals, Inc.

23.	Please clarify your strategy for commercializing prostate cancer cell lines and predictive biomarkers. For example, your table on page 48 references a testing kit, but there is no disclosure about plans to develop a testing kit.

The commercialization of both the prostate cells and the metabolite predictive biomarker panel will require additional support through the SBIR funding mechanism. When companies have completed Phase I and II SBIR awards they are then eligible to apply for Phase IIb SBIR funding. These awards are intended to de-risk a project by providing up to $4 million of matching funds for product development to commercialization. We intend to apply for such government funding to advance these two projects. We have added such further disclosure into the prospectus. This has been described in greater detail on page 50.

Collaborative Arrangements, page 64

24.	We note your response to our prior comment 12, stating that all relevant references to Doranidazole have been removed from the prospectus. However, there are still several references to Doranidazole throughout your disclosure. Please remove them or advise.

Any remaining references to Doranidazole have been deleted.

Executive Compensation, page 81

25.	Please update your Summary Compensation Table.

We have updated the summary compensation table.

Related Party Transactions, page 83

26.	Please revise your descriptions of the related party transactions to also include the identify the related party.

We have added in the names of the related parties so that they are clearly identified in the related party transaction disclosures.

Signatures, page II-3

27.	We have reviewed your response to our prior comment 24 and reissue. Please ensure that the requisite signatures and dates are provided when you amend your registration.

As we are filing confidentially again, we are not including signatures in this version. We will include signatures and dates in the next draft when we publicly file the registration statement with the SEC.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s confidential filing of its Amendment to the Draft Registration Statement on Form S-1 submitted to the SEC on April 25, 2022. We respectfully request that you provide us with any additional comments on or before May 4, 2022. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Anatoly Dritschilo

Anatoly Dritschilo, M.D.

Chief Executive Officer

Shuttle Pharmaceuticals Holdings, Inc.